Gothenburg

1 October 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C 20549-6010

United States of America

Attention:  Robert Arzonetti

Sebastian Gomez

Re:	Polestar Automotive Holding UK PLC (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2023

File No. 001-41431

CIK No. 0001884082

Dear Mr. Arzonetti:

I write regarding the letter from the staff of the U.S. Securities and Exchange Commission (“Staff”) dated September 19, 2024 (the “Staff Letter”), concerning the Company’s Annual Report on Form 20-F as of and for the fiscal year ended December 31, 2023 (the “20-F”). I have set forth below the Company’s responses to the comments contained in the Staff Letter. For your convenience, the text of the Staff Letter comments is also set forth below in bold, followed in each case by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 20-F.

Item 6. Directors, Senior Management and Employees

F. Disclosure of a registrant’s action to recover erroneously awarded , page 56

1.

We note that in 2023 your executive officers received bonuses based on the achievement of key performance indicators as determined by your board of directors. We also note your statement that there was no recovery of erroneously awarded compensation. Please briefly explain to us why application of the recovery policy resulted in this conclusion. See Item 402(w)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment.

As described in the 20-F, in connection with the preparation of the Company’s consolidated financial statements as of and for the year ended December 31, 2023, management identified various misstatements in the Company’s previously issued 2021 and 2022 annual financial statements. The prior period errors, which were corrected in the 20-F, related primarily to (i) accounting for inventories, including the accounting treatment of certain launch costs, capitalizable expenses into inventory and valuation adjustments for internal use cars, (ii) accounting for accruals and deferrals, (iii) capitalization of expenses, (iv) other errors relating to reclassifications between financial statement captions and (v) deferred taxes and income taxes.

Polestar Assar Gabrielssons väg 9 405 31 Göteborg Phone +4672-371 69 81 Per.ansgar@polestar.com	Sweden polestar.com Registered: Gothenburg, Sweden Registration No. 556653-3096

In light of the 2021 and 2022 misstatements that were corrected in the 20-F, Company management, in consultation with the Audit Committee, conducted a recovery analysis pursuant to, and as required by, the Company’s Compensation Clawback Policy (the “Policy”) as well as Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and Nasdaq Rule 5608.

As explained in further detail below, no incentive compensation was earned or otherwise paid to the executive officers covered by the Policy with respect to the Company’s financial performance for restated years 2021 and 2022 since either the effective date of the Policy on July 3, 2023, or October 2, 2023, which is the effective date of Nasdaq Rule 5608.

As part of the recovery analysis, it was noted that executives covered by the Policy received under the Company’s bonus program: (i) cash bonuses earned with respect to achievement of key performance indicators during fiscal year 2021, which were paid in April 2022, and (ii) cash bonuses earned with respect to achievement of key performance indicators during fiscal year 2022, which were paid in April 2023. No cash bonuses were earned or otherwise paid with respect to performance during fiscal year 2023. The recovery analysis further noted that executives covered by the Policy were granted: (x) performance stock units in September 2022 that were subject to performance measurement and, if applicable, vesting in June 2025 (the “2022 Performance Units”), and (y) performance stock units in April 2023 that were subject to performance measurement and, if applicable, vesting in June 2026 (the “2023 Performance Units”). Therefore, no amounts have been settled or otherwise paid with respect to the 2022 Performance Units or 2023 Performance Units because their respective performance periods have not yet concluded. Amounts earned, if any, under the 2022 Performance Units and 2023 Performance Units will be paid based on appropriately restated metrics following the conclusion of the respective performance periods.

As noted above, the analysis concluded that no recovery was required under the Policy because incentive-based compensation for executives covered by the Policy relating to restated fiscal years 2021 and 2022 was either: (a) earned and received prior October 2, 2023 and thus out of scope of the Policy, or (b) not yet settled or otherwise paid because the respective performance periods have not yet concluded, and thus only the restated financial metrics would be used in determining performance at the relevant vesting date.

2.

It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

Response: The Company respectfully acknowledges the Staff’s comment. The interactive data for the recovery analysis was inadvertently excluded. In future filings, if any recovery analysis is required, the Company will include interactive data for any such recovery analysis in accordance with Rule 405 of Regulation S-T.

***

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +46 72 371 69 81 with any questions or comments regarding this correspondence.

Yours sincerely,

/s/ Per Ansgar

Per Ansgar

Chief Financial Officer

cc:	(via email)

Anna Rudensjö, General Counsel, Polestar Automotive Holding UK PLC

Lisa Edblom, Head of Corporate Legal, Polestar Automotive Holding UK PLC

Chris Bailey-Gates, Corporate & Securities Counsel, Polestar Automotive Holding UK PLC

David A. Brown, Partner, Alston & Bird LLP

Daniel Wassberg, Partner, Deloitte AB

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